United States securities and exchange commission logo





                             June 10, 2021

       Joseph Hernandez
       Chief Executive Officer
       Blue Water Acquisition Corp.
       15 E. Putnam Avenue, Suite 363
       Greenwich, CT 06830

                                                        Re: Blue Water
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256116

       Dear Mr. Hernandez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       S-4 filed May 14, 2021

       Summary of the Proxy Statement/Prospectus
       Merger Consideration, page 23

   1. Please quantify the amount of shares to be issued in connection with the convertible and non-convertible
promissory notes of Clarus issued between the date of the Merger
                                                        Agreement and Closing.
Please also clarify if this debt will be retired upon closing.
       Growth Opportunities Available for JATENZO and Beyond, page 27

   2. We note the disclosure that Clarus is investigating opportunities to lower the dosing requirements for
JATENZO and utilizing JATENZO in treatment of hypogonadism in chronic kidney disease
and treatment for transgender men. Please clarify whether these potential applications
will require additional development and clinical testing before
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Blue WaterLastNameJoseph
           Acquisition Corp.Hernandez
Comapany
June       NameBlue Water Acquisition Corp.
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         approval by the FDA. Please also clarify that the approval by the FDA for the treatment hypogonadism does not guarantee of success of the drug in other indications or at lower dosing requirements.
We have incurred significant indebtedness in connection with our business and servicing our debt requires a significant amount of cash..., page 51

3. Please quantify the debt service costs for the debt that will remain after completion of the
         Business Combination.
Risk Factors, page 52

4. You disclose here that you have identified material weaknesses in your internal control over financial reporting. In order to provide investors with a full understanding and the impact of these material weaknesses identified, please revise to provide here, or where appropriate the document, a description of the material weaknesses identified, their impact to your financial statements, and your remediation procedures, similar to the disclosures contemplated by Item 308 of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance
Sheet, page 87

5. Here under the accumulated deficit column you presented an adjustment of $37,006,000 related to the elimination of historical stock of Clarus, and an adjustment of $2,342,000 related to the extinguishment of certain Clarus senior notes payable and the related royalty obligation. Considering the business combination is treated as a reverse recapitalization, please tell us how you have considered to recognize a gain or loss in the accumulated deficit. In that regard, ASC 805-40-45-2 states that under a reverse merger, because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect retained earnings of the legal subsidiary (accounting acquirer) before the business combination.

Note 4. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations, page 88

6. Please tell us, and revise if necessary to explain, how you have determined not to adjust the balance for the fair value change of the bifurcated derivative liability despite the fact that the related convertible notes payable to related parties, and presumably their embedded features, will all be converted and/or cancelled as indicated on your pro forma balance sheet. Similarly, please address the interest expense related to these convertible notes, and to the $10.0 million senior notes that will be exchanged for 1,500,000 shares of the Combined Entity's common stock.
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Blue WaterLastNameJoseph
           Acquisition Corp.Hernandez
Comapany
June       NameBlue Water Acquisition Corp.
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Note 5. Loss Per Share, page 89

7. It appears the section of the table on page 89 titled "Pro Forma weighted average shares calculation -- basic and diluted" is meant to explain how the weighted average shares outstanding in the immediately preceding section was computed. However, the amounts are not the same for either scenario. Please tell us and revise to explain why the two balances for the weighted average shares outstanding within the respective tables are different for both scenarios. Clarify the reconciling items between the 24,913,070 shares and 24,855,570 shares for Scenario 1 and the reconciling items between the 22,798,406 shares and the 22,209,337 shares for Scenario 2.
Interests of Clarus's Directors and Officers in the Business Combination, page
105

8. Please quantify the sign-on bonuses payable to the Clarus executive officers and the amounts payable under the transaction bonus letter agreements referred to on page 15.
Background of the Business Combination, page 106

9. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             negotiation of the transaction documents and the parties involved; valuations; and
             at what point other strategic alternatives were eliminated from consideration.
         Please also discuss the negotiations surrounding the forbearance agreement relating to the
         Clarus debt.
10.      We note the discussions regarding the target   s financial
projections. If financial
         projections were prepared by Clarus and provided to the board, please provide those projections or tell us why they are not material to investors. Timeline of the Business Combination, page 108

11. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance, please identify the representatives of Clarus and Blue Water who participated in the initial meetings between the parties on
         December 16 and 18, 2020.
The Board's Reasons for Approval of the Business Combination, page 111

12. Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses
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           Acquisition Corp.Hernandez
Comapany
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         that did not support the fairness of the transaction, please include appropriate disclosure. If no financial analyses were performed, disclose that fact.
Roles of Blue Water's Advisor in the Negotiation and Execution of the Business Combination, page 113

13. Please quantify the amount of deferred compensation due to Maxim for underwriting services in connection with the Blue Water IPO.
United States Federal Income Tax Considerations of the Redemption, page 114

14. We note that the tax opinion provided by counsel is limited to the tax consequences of the redemption to existing Blue Water securityholders. Please also provide an opinion that covers the tax consequences of the Business Combination or explain why such an opinion is not required. Please refer to Staff Legal Bulletin No. 19. Information About Clarus, page 142

15. Please provide the basis for your belief that you would not need a license from Lipocine if you lost the pending interference proceeding.
Our Solution - JATENZO, page 146

16. We note your statement that as of December 31, 2020, JATENZO was available and covered for approximately 99 million U.S. patients. Please remove this statement here and elsewhere since this does not correlate to the number of patients that can be expected to use your product.
17. We note your disclosure on page 147 that the FDA required JATENZO to carry a boxed warning about potential increased blood pressure. Please also disclose, if true, that the boxed warning also cautions using JATENZO only for the treatment of men with hypogonadal conditions associated with structural or genetic etiologies. Please revise your related risk factor disclosure as appropriate.
Financial Statements of Clarus Therapeutics, Inc.
Report of Independent Registered Public Accounting Firm, page F-22

18. Please have your auditor revise their report to state that their audits were conducted in accordance with the standards of the PCAOB, rather than only the auditing standards, in accordance with AS 3101.09. Please also have your auditor revise to include the going concern paragraph as an explanatory paragraph, rather than as an emphasis matter, in accordance with AS 3101.18(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Hernandez
Blue Water Acquisition Corp.
June 10, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph Hernandez
                                                           Division of
Corporation Finance
Comapany NameBlue Water Acquisition Corp.
                                                           Office of Life
Sciences
June 10, 2021 Page 5
cc:       Jessica Yuan, Esq.
FirstName LastName